Exhibit 99.1

China Cord Blood Corporation Reports Financial Results

for the First Quarter of Fiscal 2013

1Q13 New Subscribers Up 28.3% to 16,460

1Q13 Revenue Up 31.9% YOY to RMB115.3 Million

1Q13 Operating Income Up 44.4% to RMB44.4 Million

Conference Call to be Held August 23, 2012 at 8:00 a.m. ET

HONG KONG, China, August 22, 2012 — China Cord Blood Corporation (NYSE: CO) (“CCBC” or the “Company”), China’s leading provider of cord blood collection, laboratory testing, hematopoietic stem cell processing, and stem cell storage services, today announced its preliminary unaudited financial results for the first quarter of fiscal year 2013, which ended June 30, 2012.

First Quarter of Fiscal 2013 Highlights

•	Revenues for the first quarter of fiscal 2013 increased by 31.9% to RMB115.3 million ($18.2 million) from RMB87.5 million in the prior year period.
•	New subscriber sign-ups and accumulated subscriber base were 16,460 and 256,214, respectively.
•	Gross profit increased by 34.5% to RMB90.9 million ($14.3 million) from RMB67.6 million in the prior year period.
•	Operating income jumped by 44.4% to RMB44.4 million ($7.0 million) from RMB30.8 million in the prior year period. Operating margin expanded by 3.3 percentage points to 38.5%, as core operations benefited from economies of scale.
•	Interest expense increased to RMB10.2 million ($1.6 million) from RMB0.5 million as a result of the convertible note issued to KKR China Healthcare Investment Limited (“KKR”) in April 2012.
•	In the absence of the dividend income from our investment in Shandong Cord Blood Bank and discrete tax benefit of our Guangdong subsidiary, both of which took place in the first quarter of fiscal 2012, together with the first-time interest expense in relation to the convertible note that was issued in April 2012, net income attributable to shareholders decreased by 22.3% to RMB31.1 million ($4.9 million) from RMB40.0 million in the prior year period.
•	Operating cash flow for the quarter amounted to RMB136.9 million ($21.5 million).

“I’m pleased to announce that new subscriber numbers have, once again, set a new record by breaking the 16,000 mark to 16,460 for the first quarter of fiscal 2013, setting the stage for yet another astonishing year,” stated Ms. Ting Zheng, Chairperson and Chief Executive Officer of China Cord Blood Corporation. “Not only are we setting new records based on revenues and operating income, but we are also gaining higher cash flows generated from increasing numbers of subscribers who chose to pay full-term storage fees upfront. Benefiting from the current “Dragon Year” baby boom, we are extremely excited about the results in this fiscal year.”

Ms. Zheng further commented, “As we remain committed to increasing long-term shareholder value, the management team and I are encouraged to have had the Board of Directors authorize an increase in our annual share repurchase program from $15 million to $20 million, effective August 1, 2012. Upsizing the share repurchase program reflects not only our confidence in the underlying business, but also our long-term commitment to reward our shareholders. During the first quarter of fiscal 2013, the Company repurchased approximately 1.7 million ordinary shares and these shares were held by the Company as treasury stock.”

Summary – The First Quarter Ended June 30, 2011 and 2012

	Three Months Ended
	June 30,
	2011	2012
(in thousands)	RMB	RMB	USD
Revenues	87,458	115,330	18,154
Gross Profit	67,590	90,941	14,315
Operating Income	30,752	44,398	6,989
Interest Expense	(460)	(10,176)	(1,602)
Net Income Attributable to Shareholders	40,022	31,093	4,895

Earnings per Ordinary Shares – Basic[1] and Diluted (RMB/USD Cents)	0.53	0.41	0.06

Revenue Breakdown (%)
Processing Fees	74.2%	75.4%
Storage Fees	25.8%	24.6%

New Subscribers (persons)	12,828	16,460
Total Accumulated Subscribers (persons)	198,658	256,214

Summary – Selected Cash Flow Statement Items

	Three Months Ended June 30, 2012
(in thousands)	RMB	USD
Net cash provided by operating activities	136,872	21,544
Net cash used in investing activities	(82,528)	(12,990)
Net cash provided by financing activities	299,046	47,072

First Quarter Fiscal 2013 Financial Results

REVENUES. Revenues jumped 31.9% to RMB115.3 million ($18.2 million) in the first quarter of fiscal 2013 from RMB87.5 million in the prior year period, driven mainly by the expansion in new subscriber numbers and, to a less extent, ongoing increases in the accumulated subscriber base.

Revenues generated from storage fees increased to RMB28.4 million ($4.5 million), up 25.7% from RMB22.6 million in the prior year period. This was driven by persistent growth in accumulated subscribers, which increased by 29.0% year-over-year to 256,214. Revenue from storage fees accounted for 24.6% of total revenues, compared to 25.8% in the prior year period.

Revenues generated from processing fees were RMB86.9 million ($13.7 million), up 33.9% from RMB64.9 million in the prior year period, reflecting 16,460 new subscriber sign-ups this quarter, a 28.3% annual increase and a 14.8% sequential increase in new subscriber sign-ups.

1 The terms of the convertible note issued to KKR provides KKR with the ability to participate in any excess cash dividend. Therefore, the calculation of basic EPS has taken into consideration of KKR’s participating right effect of RMB0.02.

GROSS PROFIT. Gross profit for the first quarter of fiscal 2013 increased by 34.5% to RMB90.9 million ($14.3 million) from RMB67.6 million in the prior year period. Gross margin improved to 78.9%, reflecting benefits brought about by increasing economies of scale.

OPERATING INCOME. Operating income for the first quarter increased to RMB44.4 million ($7.0 million) compared to RMB30.8 million in the prior year period, as the effects of revenue growth and prudent cost controls continued to surpass the increases in combined costs associated with sales, general and administrative expenses, and the startup costs regarding with the Zhejiang operations. Depreciation and amortization expenses for the first quarter were RMB7.9 million ($1.2 million), compared to RMB7.1 million in the prior year period. Operating margin expanded to 38.5%, up from 35.2% in the prior year period, benefiting from increasing economies of scale and surging subscriber numbers.

Research and Development Expenses. Research and development expenses increased to RMB2.3 million ($0.4 million) compared to RMB1.8 million in the prior year period, a reflection of the Company’s continuous efforts to enhance our operations through technology advancement in relation to cord blood stem cell preservation.

Sales and Marketing Expenses. Sales and marketing expenses, a key driving force behind our revenue growth, increased by 52.5% to RMB19.2 million ($3.0 million) from RMB12.6 million in the prior year period. These expenses reflected the Company’s efforts to further penetrate into the Beijing and Guangdong markets and the gradual development of costs to build up sales channels and personnel that serve the Zhejiang market. Sales and marketing expenses represented 16.7% of revenues in the first quarter of fiscal 2013, up from 14.4% in the prior year period and up by less than one percentage point compared to the fourth quarter of fiscal 2012.

General and Administrative Expenses. General and administrative expenses were RMB25.1 million ($3.9 million). As a percentage of revenue, it declined to 21.7% compared to 25.7% in the prior year period and compare to 23.1% in the fourth quarter in fiscal 2012.

OTHER INCOME AND EXPENSES

Interest Expense. The Company recorded an interest expense of RMB10.2 million ($1.6 million) compared to RMB0.5 million in the prior year period, which was largely attributable to the issuance of a convertible note to KKR in April 2012. During the period, interest expense related to the convertible note annual coupon payment amounted to RMB5.1 million ($0.8 million) and the interest amortization charge amounted to RMB3.7 million ($0.6 million).

Other. For the first quarter of fiscal 2012, the Company recorded dividend income of RMB7.2 million from the Company’s equity investment in the Shandong Cord Blood Bank. No such dividend from Shandong Cord Blood Bank was recorded in first quarter of fiscal 2013. The Company recorded RMB2.4 million ($0.4 million) of dividend income from Cordlife Group Limited (“Cordlife”) during the first quarter of fiscal 2013.

NET INCOME ATTRIBUTABLE TO SHAREHOLDERS. The surge in operating income was offset by an increase in interest expense in relation to the convertible note, absence of dividend income of RMB7.2 million from our investment in Shandong Cord Blood Bank and the absence of a discrete tax benefit of RMB10.2 million in the first quarter of fiscal 2012 when the Company’s Guangdong subsidiary was accredited as “High and New Technology Enterprise”. As a result, net income attributable to shareholders for the first quarter of fiscal 2013 fell by 22.3% to RMB31.1 million ($4.9 million) from RMB40.0 million in the prior year period. Net margin for the first quarter of fiscal 2013 stood at 27.0%, down from 45.8% in the prior year period.

EARNINGS PER SHARE. The terms of the convertible note issued to KKR provides KKR with the ability to participate in any Excess Cash Dividend2. Therefore, the calculation of basic EPS has taken into consideration of KKR’s participating right effect of RMB0.02. Basic and diluted earnings per ordinary share for the first quarter of fiscal 2013 were RMB0.41 ($0.06).

LIQUIDITY. As of June 30, 2012, the Company had cash and cash equivalents of RMB1,146.7 million ($180.5 million) compared to RMB794.3 million as of March 31, 2012. The Company had total debt of RMB416.4 million ($65.5 million) as of June 30, 2012. Operating cash flow for the quarter amounted to RMB136.9 million ($21.5 million).

Ms. Zheng concluded, “Our Guangdong operation continues to deliver impressive performance. In order to sustain momentum in this highly promising market, we are expanding our operations there with a new facility. We anticipate that it will commence operating in two years and will be able to provide a platform for next-stage growth. As we increase our capacity in Guangdong, we will also acquire a minority interest in Guangzhou Municipality Tianhe Nuoya Bio-engineering Co., Ltd., the Company’s operating arm in Guangdong province from Cordlife. This is pursuant to our recently announced alliance-building transactions. Upon completion of the announced transactions, Cordlife will become an affiliate of our group by holding approximately 10% equity interest in CCBC. This strategic alliance represents immense value for our existing shareholders as we can develop a strategic presence throughout Asia and benefit from Cordlife’s Asia-wide expertise to better serve existing and prospective customers.”

Conference Call

The Company will host a conference call at 8:00 a.m. ET on Thursday, August 23, 2012 to discuss its financial performance and give a brief overview of the Company’s recent developments, followed by a question and answer session. Interested parties may access the audio webcast through the Company’s IR website at http://ir.chinacordbloodcorp.com. A replay of the webcast will be accessible two hours after the presentation and available for three weeks at the same URL link above. Listeners may also access the call by dialing 1-718-354-1231 or 1-866-519-4004 for US callers or +852-2475-0994 for Hong Kong callers, access code: 17593205.

About China Cord Blood Corporation

China Cord Blood Corporation is the first and largest umbilical cord blood banking operator in China in terms of geographical coverage and the only cord blood banking operator with multiple licenses. Under current PRC government regulations, only one licensed cord blood banking operator is permitted to operate in each licensed region and only seven licenses have been authorized as of today. China Cord Blood Corporation provides cord blood collection, laboratory testing, hematopoietic stem cell processing and stem cell storage services. For more information, please visit our website at http://www.chinacordbloodcorp.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this press release is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this press release is issued, and the Company does not intend to update any of the forward-looking statements after the date this press release is issued to confirm these statements to actual results, unless required by law.

2 “Excess Cash Dividend” means any cash dividend to holders of shares that, together with all other cash dividends previously paid to holders of shares in the same financial year, exceeds, on a per share basis, an amount equal to the interest that has accrued and shall accrue at 7% in such financial year divided by the number of shares into which the note is convertible at the conversion price then in effect on the relevant record date.

The forward-looking statements included in this press release are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC; changing legislation or regulatory environments in the PRC; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; credit risks affecting the Company's revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of industry developments affecting issuers that have pursued a “reverse merger” with an operating company based in China, as well as general economic conditions; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars as of and for the three months ending June 30, 2012 were made at the noon buying rate of RMB6.353 to $1.00 on June 29, 2012 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. China Cord Blood Corporation makes no representation that the Renminbi or U.S. dollar amounts referred to in this press release could have been or could be converted into U.S. dollars or Renminbi, at any particular rate or at all.

For more information, please contact:

China Cord Blood Corporation

Investor Relations

Ms. Joeling Law

Tel: (+852) 3605-8180

Email: ir@chinacordbloodcorp.com

ICR, Inc.

Mr. Rob Koepp

Tel: (+86) 10-6583-7516

U.S. Tel: (646) 405-5185

EXHIBIT 1

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31 and June 30, 2012

	March 31,	June 30,
	2012	2012
	RMB	RMB	US$
	(in thousands except share data)
ASSETS
Current assets
Cash and cash equivalents	794,311	1,146,682	180,495
Accounts receivable, less allowance for doubtful accounts
(March 31, 2012: RMB13,916; June 30, 2012: RMB15,285)	79,012	80,349	12,647
Inventories	6,666	5,611	883
Prepaid expenses and other receivables	11,561	43,255	6,808
Trading securities	354	-	-
Deferred offering costs	-	2,564	404
Deferred tax assets	5,268	5,842	920
Total current assets	897,172	1,284,303	202,157
Property, plant and equipment, net	267,862	347,847	54,754
Non-current prepayments	2,863	1,766	278
Non-current accounts receivable, less allowance for doubtful accounts
(March 31, 2012: RMB38,628; June 30, 2012: RMB42,802)	254,236	246,153	38,746
Inventories	34,651	36,088	5,680
Intangible assets, net	129,791	128,636	20,248
Available-for-sale equity securities	98,199	75,633	11,905
Other investment	134,363	134,363	21,150
Deferred offering costs	-	9,799	1,542
Deferred tax assets	5,013	6,075	956
Total assets	1,824,150	2,270,663	357,416

LIABILITIES
Current liabilities
Bank loan	45,000	-	-
Accounts payable	6,343	8,956	1,410
Accrued expenses and other payables	33,351	48,686	7,663
Deferred revenue	106,110	129,809	20,433
Amounts due to related party	360	720	113
Income tax payable	5,943	6,324	995
Total current liabilities	197,107	194,495	30,614
Convertible notes	-	416,378	65,540
Non-current deferred revenue	306,534	351,621	55,347
Other non-current liabilities	60,420	69,728	10,976
Deferred tax liabilities	24,462	23,711	3,732
Total liabilities	588,523	1,055,933	166,209

EQUITY
Shareholders’ equity
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 73,140,147 shares issued and outstanding as of March 31, 2012 and June 30, 2012, respectively	50	50	8
Additional paid-in capital	865,654	865,654	136,259
Treasury stock	-	(30,788)	(4,846)
Accumulated other comprehensive income	26,057	2,068	326
Retained earnings	310,973	342,066	53,844
Total shareholders’ equity	1,202,734	1,179,050	185,591
Non-controlling interests	32,893	35,680	5,616
Total equity	1,235,627	1,214,730	191,207
Total liabilities and equity	1,824,150	2,270,663	357,416

EXHIBIT 2

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months ended June 30, 2011 and 2012

	Three months ended June 30,
	2011	2012
	RMB	RMB	US$
	(in thousands except share data)

Revenues	87,458	115,330	18,154
Direct costs	(19,868)	(24,389)	(3,839)
Gross profit	67,590	90,941	14,315
Operating expenses
Research and development	(1,777)	(2,263)	(356)
Sales and marketing	(12,606)	(19,220)	(3,025)
General and administrative	(22,455)	(25,060)	(3,945)
Total operating expenses	(36,838)	(46,543)	(7,326)
Operating income	30,752	44,398	6,989
Other income/(expense), net
Interest income	3,139	3,329	524
Interest expense	(460)	(10,176)	(1,602)
Exchange gain	96	10	2
Dividend income	7,217	2,420	381
Others	214	236	37
Total other income/(expense), net	10,206	(4,181)	(658)
Income before income tax	40,958	40,217	6,331
Income tax credit/(expense)	1,783	(6,335)	(997)
Net income	42,741	33,882	5,334
Income attributable to non-controlling interests	(2,719)	(2,789)	(439)
Net income attributable to shareholders	40,022	31,093	4,895

Net income per share:
Attributable to ordinary shares
- Basic	0.53	0.41	0.06
- Diluted	0.53	0.41	0.06

Other comprehensive income
- Net effect of foreign currency translation, net of nil tax	(811)	(1,417)	(223)
- Net unrealized loss in available-for-sale equity securities, net of nil tax	(5,532)	(22,574)	(3,553)
Comprehensive income	36,398	9,891	1,558

Comprehensive income attributable to non-controlling interests	(2,925)	(2,787)	(439)
Comprehensive income attributable to shareholders	33,473	7,104	1,119